Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 23,845 units in Q1 FY21

Mumbai, July 1, 2020: Tata Motors Limited today announced its sales in the domestic & international market, for Q1 FY21, which stood at 25,047 vehicles, compared to 1,37,545 units during Q1 FY20.

Domestic Sales Performance:

Category	Q1 FY21	Q1 FY20	% Change
Total Domestic Sales	23,845	1,31,879	-82%

Domestic - Commercial Vehicles:

According to Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd., “Amidst subdued demand environment, Q1 was marked by successful transition to BSVI across the range of commercial vehicles. Domestic wholesale for Q1 FY21 was 9,274 units, a 90% drop over Q1 FY20.  As the country moved to the unlock phase, all plants started operations from end of May and ramped up production gradually as parts availability improved. Retails was 67% behind wholesales due to negligible opening inventory at the dealers and muted demand.

There are early recovery signs in a few sectors, and we look forward to a gradual pickup in demand on the back of overall economic recovery, while we continue to address the challenges of intermittent demand and supply disruptions from COVID-19.”

Category	Q1 FY21	Q1 FY20	% Change
M&HCV	2,117	26,444	-92%
I & LCV	928	12,153	-92%
Passenger Carriers	325	14,552	-98%
SCV cargo and pickup	5,904	41,785	-86%
Total Domestic	9,274	94,934	-90%
CV Exports	1,202	5,423	-78%
Total CV	10,476	1,00,357	-90%

Domestic - Passenger Vehicles:

According to Mr. Shailesh Chandra, President, Passenger Vehicles Business Unit, Tata Motors Ltd.,, “The COVID-19 lockdown deeply impacted PV industry sales in Q1FY21. After partial sales recovery in May’20, pent up demand supported a steeper recovery of retail in June’20. Passenger Vehicle Business cumulatively sold 14,571 units in Q1 FY21, which was -61% lower than Q1 FY20. Retail was stronger than wholesales by 27%, driven by the company’s focus on retail while ensuring optimum inventory levels in the network.

The “New Forever” product portfolio, including the newly launched Altroz, continues to receive a strong response in the market. The response to the company’s EVs continues to be encouraging, with 328 EVs sold during the quarter”

Category	Q1 FY21	Q1 FY20	% Change
Total PV	14,571	36,945	-61%

As of 30th June 2020, Company has cash and cash equivalents of more than Rs 5,000 Crores and undrawn committed facilities of Rs 1,500 Crores.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.